February 16, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westport Innovations Inc.
Registration Statement on Form F-4
Filed October 20, 2015
File No. 333-207523

Dear Mr. Mancuso:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Westport Innovations Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form F-4 (as amended to date, the “Registration Statement”) be accelerated to February 16, 2016 at 3:00 p.m. Eastern Time or as soon as practicable.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. We request that we be notified of such effectiveness by a telephone call to Matthew J. Guercio of Willkie Farr & Gallagher LLP at (212) 728-8535 and that such effectiveness also be confirmed in writing. Mr. Guercio and his colleague, Matthew J. Haddad, also of Willkie Farr & Gallagher LLP, are each hereby authorized to orally withdraw or modify this request for acceleration.

Sincerely,
Westport Innovations Inc.

By:	/s/ Ashoka Achuthan
Name: Ashoka Achuthan
Title: Chief Financial Officer

cc: Via E-mail

Matthew J. Guercio, Esq. (Willkie Farr & Gallagher LLP)

Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)